Exhibit 3.1

Resolved that the first sentence of Article III, Board of Directors — Section 2, Number, Qualification and Tenure, of the Bylaws be amended to read as follows:

Section 2. Number, Qualification and Tenure. The number of directors of the corporation shall be fixed from time to time by the board of directors, within a range of no less than one and no more than nine, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.